As filed with the Securities and Exchange Commission on May 3, 1999 Registration No. ____________

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                FORM 10-SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           BARBECUE CAPITAL CORP.
               --------------------------------------------
              (Name of Small Business Issuer in its Charter)


             Nevada                                            87-0616538
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


     2046 East Murray-Holiday, Road, Suite 202, Salt Lake City, Utah 84117
     ---------------------------------------------------------------------
      (Address of principal executive offices)                   (Zip Code)

     Issuer's telephone number:          (801) 272-4400
                                         --------------

     Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ----                                          ---

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                            (Title of Class)

==============================================================================

                        BARBECUE CAPITAL CORP.

                             FORM 10-SB

TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  5

Item  3.     Description of Property......................................  6

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management..............................................  6

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons.........................................  7

Item  6.     Executive Compensation.......................................  8

Item  7.     Certain Relationships and Related Transactions...............  9

Item  8.     Description of Securities....................................  9

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 10

Item  2.     Legal Proceedings............................................ 10

Item  3.     Changes in and Disagreements with Accountants................ 10

Item  4.     Recent Sales of Unregistered Securities...................... 10

Item  5.     Indemnification of Directors and Officers.................... 11

PART F/S

             Financial Statements......................................... 12

PART III

Item  1.     Index to Exhibits............................................ 20

             Signatures................................................... 21

PART I

Item 1.  Description of Business

Corporate History
-----------------

      The Company was formed in Nevada on December 18, 1996, to manufacture and market industrial size barbecues. The Company believed that the industrial size barbecue market was a growing market not adequately served by existing manufactures.

     After the Company was formed, management sought capital to commence marketing and production of its barbecues. In May 1998, the Company raised, $52,300 through the sale of shares of its common stock at an offering price of $0.10. The proceeds of the offering were to be used to develop additional barbecue prototypes and commence manufacturing and marketing of the barbecues.

Operations
----------

     The Company has developed several barbecue prototypes and is attempting to market them to various market niches. To date, the Company has not sold any barbecues and has found that many potential buyers require the barbecues to be gas powered. Accordingly, the Company is redesigning many of its prototypes to be operated by gas.

     The Company is hopeful that buy redesigning its barbecues, it will be more successful in future sales attempts. The Company, however, has found that the competition in the industrial or large barbecue area is significantly more competitive then originally estimated. Management has concluded that it will require far more capital to penetrate the market than originally anticipated. Accordingly, management believes that future growth of the Company will be slowed by capital constraints. Management has investigated various means to acquire additional capital including bank financing and has found that it will be extremely difficult to obtain any further funding for a company of its size manufacturing barbecues. Management of the Company is, therefore, exploring other products to manufacture and sell as well as looking for additional business opportunities.

     If the Company is unable to develop a market for its barbecues in the near future, management has indicated it will cease further development of additional barbecues and shut down operations rather than incur substantial losses. Management hopes that by avoiding losses, it will allow the Company some flexibility in entering into other business opportunities that may be available in the future.

Competition and Markets
-----------------------

     The Company views the market for its products in three primary areas.
The first is wholesale food services. This market is growing as more restaurants and catering services are going outside requiring large industrial barbecues. The Company feels its larger grill which measures 32" x 76" is ideal for many restaurant users. The second primary market is large church, civic and fraternal organizations. The third primary market is retail discounters. The Company believes its product offers certain advantages to users seeking a product that can serve large groups. Previously Company representatives called on prospective buyers for retail chains offering large quantity discounts. Although this method produced many leads, it failed to produce sales. It also was a labor intensive, time consuming, marketing approach.

     The Company also miscalculated the need for a gas grill and has had to redesign its products to provide for gas grills. Additionally, the Company originally thought mailings, advertising in trade publications and an internet site, along with telephone sales, would be sufficient to generate sales. Management of the Company has now learned that, without brand name recognition, buyers want to see the barbecue prior to purchasing. This has hurt potential sales for the Company because it does not have the finances to place barbecues at various stores around the country. The Company has therefore had to rethink its marketing approach.

     The barbecue market is dominated by several large suppliers including Sunbeam and Weber. Additionally, there have been increasing entries into the large end barbecue marked by manufactures such as Viking. All of these companies have substantially larger resources then the Company.

     The Company intends to focus in the spring and summer of 1999 to develop product sales. After the summer months, the demand for barbecues decreases and most barbecues left on store floors are discounted for sale. Accordingly, if the Company cannot generate sales this year, management may decide to seek other business opportunities rather than go without revenues through the
winter months.    Management has indicated it will investigate any business
opportunity it believes will result in potential revenue generating operations.

Government Regulation
---------------------

     The Company is not subject to any specific governmental regulations. If the Company expands into gas grills, the Company may become subject to certain specifications on the gas connections.

Year 2000 Computer Problem
--------------------------

     The Year 2000, or Y2K problem concerns potential failure of certain computer software to correctly process information because of the software's inability to calculate dates. The Company does not anticipate any Y2K problems. The Company does not carry large inventories and anticipated sales this year will not require a computer-based inventory and invoicing system. The Company's computer system is PC based and has been updated with the latest software. Additionally, the Company has all of its material saved on alternative media from that of the PC's harddrives in case of a computer problem.

Employees
---------
     The Company has 1 employee in addition to its president, Joe Thomas. (See "Directors and Executive Officers.")

Offices
-------

     The Company's executive offices are located at 2046 East Murray-Holiday Road, Suite 202, Salt Lake City, Utah. The executive offices are provided on a rent free basis by the Company's president. The Company's manufacturing facilities are located at 210 Danforth, Sun Valley, Nevada 89433, this facility consist of approximately 500 square feet of manufacturing space. The Company believes that the above facilities are adequate for the foreseeable needs of the Company; however, eventually as the Company expands its employee base, it anticipates adding additional manufacturing space.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------

    The Company was originally formed to manufacture and market industrial size barbecue grill. The Company believed that there was a market niche in the barbecue market in the larger size grills which was being filled only by a few expensive models. The Company hoped to take advantage of this niche and eventually expand into smaller grills.

     The Company financed its initial operations through the sale of its securities in 1998. After the sale of its securities, the Company began to explore marketing its prototype grills. The marketing of the grills proved to be more difficult then anticipated as buyers were not willing to make purchases, from a new company, based only brochures and pictures on the Internet. Additionally, the Company did not foresee the demand for gas powered grills over charcoal grills. The Company, therefore, was unable to meet the needs of many potential clients who would not consider any grill that was not gas powered. Because of these problems, the Company is reconsidering its business focus. If it is not able to establish a market for its barbecues over the 1999 summer months, it is unlikely that the Company will remain in the barbecue business. Instead, the Company would investigate other business opportunities while it still has some cash in the bank.

Plan of Operation
-----------------

    The Company intends to actively market its barbecues over the spring and summer months in an effort to gain sales and a market presence. If these marketing efforts do not materialize, the Company will seek other business opportunities rather than continue to lose money trying to establish itself in the barbecue market.

     The Company previously has focused on the development of prototype barbecues, the raising of capital to finance operations, and the marketing of its barbecues. Its marketing efforts, to date, have not proved successful, and the Company has not generated any sales of its barbecues. The Company is redesigning its barbecues to offer not only charcoal grills but also gas grills. Management is hopeful this change will lead to increase sales of its grills.

     If sales do not increase, the Company intends to start to investigate other opportunities. At this time, the Company has not considered any other potential businesses to engage in or opportunities to pursue. All of management's efforts through the end of the 1999 summer months will be focused on continuing to market its barbecues.

Liquidity and Capital Resources
-------------------------------

     The Company has limited resources. At December 31, 1998, the Company had assets of $37,750 with $36,250 in cash and no liabilities. The cash is the remaining proceeds from the offering of the Company's securities in 1998. The Company does not believe, given its present business conditions, that it will be able to raise additional money through the sale of securities or through traditional debt means. Accordingly, management will have to be careful with its existing funds.

     With limited funds and with no revenue from operations, the Company has determined it cannot produce any barbecues until they are ordered. This has limited the Company's ability to supply vendors with models of the barbecues and has created a marketing disadvantage for the Company.

Results of Operations
---------------------

     The Company spent 1997 designing its barbecues and working on prototypes. In 1998, the Company raised funds to commence manufacturing and marketing efforts but did not have any sales. The Company felt several factors contributed to its lack of sales. Principally timing of the market introduction of its barbecues was too late to take advantage of the 1998 buying season. The Company believes that barbecues are a seasonal item and that most orders are placed in the spring and early summer. As the Company's initial focus at the start of 1998 was in attaining funding for its operations, it was unable to garner much interest in its barbecues during the important spring and early summer buying season. Additionally, as the Company has been trying to market its barbecues, it has decided that many buyers want a gas powered grill which the Company was not offering. Another factor which contributed, in management's opinion, to the lack of sales was not having a physical presence in stores. The Company initially intended to rely on mailings, telephone sales, brochures and an Internet site to market its barbecues. Management of the Company now believe that buyers want to see the barbecue or be familiar with the maker of the barbecue before purchasing.

     The Company had expenses of $13,186 in 1998 which represented an increase of $12,728 over 1997. This increase reflected the Company commencing operations, renting office and manufacturing space and developing several models of barbecues. The Company did not have any sales in 1998 resulting in a net loss of $13,186 in 1998 over the net loss of $458 in 1997.

Item 3.  Description of Property

     The Company currently does not have any real property and only leases its manufacturing facility from its vice president. Its offices are located at 2046 East Murray-Holiday Road, Suite 202, Salt Lake city, Utah 84117 which are provided on a rent free basis from the Company's president. The Company's manufacturing facilities are located at 210 Danforth, Sun Valley, Nevada 89433. The Company leases approximately 500 feet of manufacturing space. The monthly lease rental is $400. The Company believes its current office and manufacturing space is adequate for current and future needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth the number of shares of the Company's Common Stock, par value $0.001, held by each person who is believed to be the beneficial owner of 5% or more of the 1,023,000 shares of the Company's common stock outstanding at April 1, 1999, based on the Company's transfer agent's list, representations and affidavits from shareholders and beneficial shareholder lists provided by the Depository Trust and securities broker dealers, and the names and number of shares held by each of the Company's officers and directors and by all officers and directors as a group.

Title of   Name and Address          Amount and Nature of            Percent
Class      Of Beneficial Owner       Beneficial Ownership            of Class
--------   -------------------      ---------------------            --------
Principal Shareholders
----------------------
Common     Joe D. Thomas                     500,000                   33.33%
           210 Danforth
           Sun Valley, Nevada 89431

Officers, Directors and Nominees
--------------------------------

Common     Joe D. Thomas, President
            and Director                ---------See Above---------

Common     Wayne Hallibuton                       30,000                2.93%

All Officers, Directors, and
 Nominees as a Group (2 Persons)                  530,000              51.81%
--------------------------------

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The names of the Company's executive officers and directors and the positions held by them are set forth below:

Name                                       Position
----                                       --------

Joe D. Thomas                              President, Secretary, Treasure and
                                           Director

Wayne Halliburton                          Vice President and Director

     The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information
------------------------

     Set forth below is certain biographical information with respect to each of the Company's officers and directors.

     Joe D. Thomas, age 43, is the president, chief executive officer, secretary, treasure and director of the Company. Mr. Thomas since June 1992 has been the owner and president of Intermountain Mortgage Company located in Park City, Utah which specialized in residential loans. Prior to starting Intermountain Mortgage Company, Mr. Thomas was the chief financial officer for Rightfit Sports from September 1991 to June 30, 1992. For eight years prior to joining Rightfit Sports, Mr. Thomas work in his own CPA firm in Salt Lake City, Utah. Mr. Thomas began his professional career with the accounting firm of Touche Ross. Mr. Thomas graduated from Westminister College in Salt Lake City, Utah with a B.S. degree in 1976 and from the University of Utah with an M.B.A. in 1979.

     Wayne Halliburton, age 42, is vice president and director of the Company. Mr. Halliburton since 1972 has been employed by the Reno Fire Department in Reno, Nevada where he holds the rank of Captain. Mr. Halliburton is also employed by Western Nevada Supply where he has worked since 1976. Mr. Haliburton has studied welding and fire science. He has developed the Company's barbecues.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Company's last completed fiscal year):

SUMMARY COMPENSATION TABLE
--------------------------


                                                        Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                     -------------------               ------       --------
                                                  Other      Restricted
Name and                                         Annual    Stock   Options   LTIP     All other
Principal Position Year    Salary    Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----    ------    -------- ------------ ------   -------  ------  ------------
Joe D. Thomas     1998      $1,500     -0-        -0-          -0-      -0-    -0-     -0-
President and CEO 1997      $-0-       -0-        -0-          -0-      -0-    -0-     -0-
                  1996      $-0-       -0-        -0-          -0-      -0-    -0-     -0-


Options/SAR Grants in Last Fiscal Year
--------------------------------------

     The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation
---------------------------------

     None

Compensation Pursuant to Plans
------------------------------

     The Company does not have any compensation or option plans.

Pension Table
-------------

     Not Applicable

Other Compensation
------------------

     None

Compensation of Directors
-------------------------

     The Company does not pay any compensation to its directors other than to reimburse them for out of pocket expenses related to directors' meetings.

Termination of Employment and Change of Control Arrangement
-----------------------------------------------------------

     There are presently nor are there anticipated any agreements regarding change of control of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Upon forming the Company, Mr. Thomas, the founder and president of the Company, issued 500,000 shares of common stock for $10,000 to himself.

Item 8.  Description of Securities

Description of Securities
-------------------------

     General
     -------

     The Company is authorized to issue twenty five million (25,000,000) shares of capital stock, par value $0.001 per share designated as Common Stock. There are 1,023,000 fully paid and non assessable shares of Common Stock currently issued and outstanding as of April 1, 1999.

     Common Stock
     ------------

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters


     The Company's Common Stock is currently not quoted or listed for trading with any exchange or market.

     Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

     As of April 1, 1999, the Company had 1,023,000 shares of its Common Stock issued and outstanding held by approximately 47 shareholders.

Item 2.  Legal Proceedings

The Company is not, and has not been, involved in any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

     The Company has not changed, nor had any disagreements with, its independent certified accountants.

Item 4.  Recent Sales of Unregistered Securities

     The Company upon formation issued 500,000 shares to Joe Thomas, its founder and president for consideration of $10,000. Subsequently, the Company sold 523,000 shares in an offering under Rule 504 of Regulation D promulgated by the Securities and Exchange Commission under the power granted in the Securities Act of 1933, as amended. The Company filed a registration statement on form U-7 in the State of Nevada for offers and sales made to Nevada residents. The registration statement was declared effective on May 9, 1997, by the Nevada Division of Securities. These sales were to approximately 46 persons. All sales were made in 1998.

Item 5.  Indemnification of Directors and Officers

     The following is a brief summary of certain indemnification provisions of the Company's certificate of incorporation and the Nevada Revised Statutes. This summary is qualified in its entirety by reference to the text thereof.

     Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied. The Nevada statute expressly makes indemnification contingent upon a determination that
indemnification is proper in the circumstances.   Such determination must be
made by the board of directors, the shareholders, or independent legal counsel. Nevada law also permits a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification. The Nevada statute also provides that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

     The certificate of the Company specifically provides that no director or officer is personally liable to the Company for damages for breach of fiduciary duty involving certain acts. The Company's bylaws also contain a provision that the Company will indemnify the officers and directors for any liability occurring during the scope of their duties as an officer or director.

     It is anticipated that the Company will indemnify its officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section
78.751 of the Nevada Revised Statues.

                                  PART F/S
                                  --------

Financial Statements and Supplementary Data:
-------------------------------------------



CONTENTS

                                                            PAGE

    _  Independent Auditors' Report                           13

    _  Balance Sheets, December 31, 1998                      14

    _  Consolidated Statements of Operations for the
         year ended December 31, 1998 and 1997, and
         From December 18, 1996, (inception)
         to December 31, 1998                                 15

    _  Consolidated Statement of Stockholders' Equity,
         from inception on December 18, 1996, through
         December 31, 1998                                    16

    _  Consolidated Statements of Cash Flows for the
         year ended December 31 1998 and 1997, and
         from inception on December 18, 1996, through
         December 31, 1998                                    17

    _  Notes to Consolidated Financial Statements             18

                        INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Barbecue Capital Corp.
(A Development Stage Company)
Salt Lake City, Utah


We have audited the accompanying balance sheets of Barbecue Capital Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and from inception on December 18, 1996 through December 31, 1998.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barbecue Capital Corp. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and from inception on December 18, 1996 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/Jones, Jensen & Company
Salt Lake City, Utah
March 3, 1999

                         BARBECUE CAPITAL CORP.
                     (A Development Stage Company)
                             Balance Sheet


                                 ASSETS
                                                      December 31,
                                                          1998
                                                     --------------
CURRENT ASSETS

 Cash                                                $       36,250
                                                     --------------
  Total Current Assets                                       36,250
                                                     --------------
OTHER ASSETS

     Prototype (Note 6)                                       1,500
                                                     --------------
      Total Other Assets                                      1,500
                                                     --------------
      TOTAL ASSETS                                   $       37,750
                                                     ==============

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     Accounts payable                                $         -
                                                     --------------
      TOTAL LIABILITIES                                        -
                                                     --------------
STOCKHOLDERS' EQUITY

     Common stock, $0.001 par value, authorized
      25,000,000 shares; 1,023,000 shares issued
      and outstanding                                         1,023
     Additional paid-in capital                              50,371
     Deficit accumulated during the development stage       (13,644)
                                                     --------------
      Total Stockholders' Equity                             37,750
                                                     --------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $       37,750
                                                     ==============



  The accompanying notes are an integral part of these financial statements.

                          BARBECUE CAPITAL CORP.
                      (A Development Stage Company)
                        Statements of Operations

                                                                    From
                                                                Inception on
                                            For the             December 18,
                                          Year Ended            1996 Through
                                          December 31,           December 31,
                                      1998           1997           1998
                                  ------------   ------------   ------------
REVENUE                           $      -       $     -        $     -

EXPENSES                                13,186            458         13,644
                                  ------------   ------------   ------------
NET LOSS                          $    (13,186)  $       (458)  $    (13,644)
                                  ============   ============   ============
BASIC LOSS PER SHARE              $      (0.00)  $      (0.00)
                                  ============   ============
BASIC NUMBER OF SHARES
 OUTSTANDING                           751,500        500,000
                                  ============   ============

  The accompanying notes are an integral part of these financial statements.

                            BARBECUE CAPITAL CORP.
                        (A Development Stage Company)
                      Statements of Stockholders' Equity

                                                                    Deficit
                                                                  Accumulated
                                                       Additional  During the
                                   Common Stock         Paid-In   Development
                                Shares       Amount     Capital      Stage
                              -----------  ----------  ----------  ----------
Inception, December 18, 1996          -    $     -     $     -     $     -

Common stock issued for
 cash at $.02 per share           500,000         500       9,500        -

Net loss from inception on
 December 18, 1996 through
 December 31, 1996                    -          -           -           -
                              -----------  ----------  ----------  ----------
Balance, December 31, 1996        500,000         500       9,500        -

Net loss for the year ended
 December 31, 1997                    -          -           -           (458)
                              -----------  ----------  ----------  ----------
Balance, December 31, 1997        500,000         500       9,500        (458)

Common stock issued for cash at
 $0.10 per share                  523,000         523      51,777        -

Stock offering costs                  -          -        (10,906)       -

Net loss for the year ended
 December 31, 1998                    -          -           -        (13,186)
                              -----------  ----------  ----------  ----------
Balance, December 31, 1998      1,023,000  $    1,023  $   50,371  $  (13,644)
                              ===========  ==========  ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                           BARBECUE CAPITAL CORP.
                       (A Development Stage Company)
                         Statements of Cash Flows

                                                                    From
                                                                Inception on
                                            For the             December 18,
                                          Year Ended            1996 Through
                                          December 31,           December 31,
                                      1998           1997           1998
                                  ------------   ------------   ------------
CASH FLOWS FROM
 OPERATING ACTIVITIES

 Net loss                         $    (13,186)  $       (458)  $    (13,644)
 Adjustments to reconcile net loss
  to net cash provided (used) by
  operating activities:
   Amortization expense                    396             99            495
   Increase (decrease) in accounts
    payable                               -              (495)          -
                                  ------------   ------------   ------------
     Net Cash Provided (Used) by
      Operating Activities             (12,790)          (854)       (13,149)
                                  ------------   ------------   ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES

 Prototype of prototype                 (1,500)          -            (1,500)
 Organization costs incurred              -              -              (495)
                                  ------------   ------------   ------------
   Net Cash Provided (Used) by
   Investing Activities                 (1,500)          -            (1,995)
                                  ------------   ------------   ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES

 Stock offering costs                   (3,516)        (7,390)       (10,906)
 Issuance of common stock for cash      52,300           -            62,300
                                  ------------   ------------   ------------
   Net Cash Provided (Used) by
    Financing Activities                48,784         (7,390)        51,394
                                  ------------   ------------   ------------
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                   34,494         (8,244)        36,250

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                     1,756         10,000           -
                                  ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                    $     36,250   $      1,756   $     36,250
                                  ============   ============   ============
Cash Paid For:

     Interest                     $       -      $       -      $       -
     Income taxes                 $       -      $       -      $       -



  The accompanying notes are an integral part of these financial statements.

                              BARBECUE CAPITAL CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                            December 31, 1998 and 1997


NOTE 1 -  ORGANIZATION AND DESCRIPTION OF BUSINESS

On December 18, 1996 Barbecue Capital Corp. (the Company) was incorporated under the laws of Nevada to evaluate privately held companies whose primary business is the holding, purchasing, mortgaging and conveying of real and personal property.

The Company has authorized 25,000,000 shares of $0.001 par value common stock. The Company has elected a calendar year end.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

b. Income Taxes

As of December 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $13,600 that may be used in future years to offset taxable income. The net operating loss carryforward will expire by 2013. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

c. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Organization Costs

The costs incurred with the organization of the Company were capitalized as of December 31, 1997. During the year ended December 31, 1998, the organizational costs were expensed.

NOTE 3 -     GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is seeking a merger with an existing operating company. Currently management is committed to cover all operating and other costs until sufficient revenues are generated.

                           BARBECUE CAPITAL CORP.
                      (A Development Stage Company)
                    Notes to the Financial Statements
                       December 31, 1998 and 1997

NOTE 4 -  STOCK TRANSACTIONS

On December 31, 1996, the Board of Directors authorized a stock issuance totaling 500,000 shares to officers of the Company for cash consideration of $10,000.

The Company has issued to the public, 523,000 shares of its common stock at $0.10 per share. The costs of the stock offering of $10,906 were charged against the proceeds of the offering.

NOTE 5 - CONSULTING AGREEMENT

On January 6, 1997 the Company signed a corporate consulting agreement with an individual to assist in its proposed public offering. The Company paid $5,000 to the individual under the terms of the agreement.

NOTE 6 - PROTOTYPE

During the year ended December 31, 1998, $1,500 was expended to produce a working prototype barbeque grill. The Company has subsequently begun marketing its grill on the internet and using the prototype grill for demonstrations.

                                       PART III
                                       --------

ITEM 1. INDEX TO EXHIBITS
-------------------------

     Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

1        3.01       Articles of Incorporation of the Company and related
                    Amendments

2        3.02       Bylaws of the Company

3        4.01       Specimen Stock Certificate

4        4.02       Article IV of the Articles of Incorporation (See Exhibit
                    No. 1)

5        27         Financial Data Schedule

                                    SIGNATURES
                                   ------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

BARBECUE CAPITAL CORP.

By:/S/Joe D. Thomas, President


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature                    Title                           Date
---------                    -----                           ----

/S/Joe D. Thomas             President, Director          April 29, 1999